UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Genetron Holdings Limited
(Name of Issuer)
Ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)
37186H100**
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “GTH.” Each ADS represents five ordinary shares, par value US$0.00002 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100

1.	Names of Reporting Persons Sizhen Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 95,774,620 ordinary shares(1)
	6.	Shared Voting Power 4,339,500 ordinary shares(2)
	7.	Sole Dispositive Power 31,117,620 ordinary shares(3)
	8.	Shared Dispositive Power 4,339,500 ordinary shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,114,120 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.87% (4)
12.	Type of Reporting Person IN

(1) Represents (i) 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Mr. Sizhen Wang, (ii) 11,313,140 ordinary shares in the form of ADSs held by Mr. Sizhen Wang, (iii) 8,990,000 ordinary shares in the form of ADSs held by Alliance Trust Company, Trustee of Super E Growth Trust, where Mr. Sizhen Wang is the settlor, and (iv) 64,657,000 ordinary shares collectively held by FHP acting-in-concert group, consisting of (a) 33,153,000 ordinary shares held by Mr. Hai Yan and (b) a total of 31,504,000 ordinary shares directly held by the FHP-Acting-in-Concert Group (as defined below).
(2) Represents total of 4,339,500 ordinary shares held by Genetron Discovery Holdings Limited as a record holder, which Mr. Sizhen Wang owns approximately 50.8% equity interests.
On November 19, 2019, FHP Holdings Limited, Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P. entered into a concert party agreement (Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P., collectively, the “FHP-Acting-in-Concert Group”), pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at the Issuer’s shareholders’ general meetings and the Issuer’s board meetings, (ii) recognize the controlling position of FHP Holdings Limited; and (iii) act in concert in accordance with FHP Holdings Limited’s opinions in respect of the daily operations and management and the major decision-making of the Issuer.
(3) Represents (i) 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Mr. Sizhen Wang, (ii) 11,313,140 ordinary shares in the form of ADSs held by Mr. Sizhen Wang, and (iii) 8,990,000 ordinary shares in the form of ADSs held by Alliance Trust Company, Trustee of Super E Growth Trust, where Mr. Sizhen Wang is the settlor.
(4) Calculated based on 457,743,530 ordinary shares issued and outstanding as of December 31, 2022 as provided by the Issuer.

CUSIP No. 37186H100

1.	Names of Reporting Persons FHP Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 75,471,480 ordinary shares(1)
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 10,814,480 ordinary shares(2)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,471,480 ordinary shares
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.49% (3)
12.	Type of Reporting Person CO

(1) Represents (i) 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands company and (ii) 64,657,000 ordinary shares collectively held by FHP acting-in-concert group, consisting of (a) 33,153,000 ordinary shares held by Mr. Hai Yan and (b) a total of 31,504,000 ordinary shares directly held by the FHP-Acting-in-Concert Group.
(2) Represents 5,814,480 ordinary shares and 5,000,000 ordinary shares in the form of ADSs held by FHP Holdings Limited, a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Mr. Sizhen Wang.
On November 19, 2019, FHP Holdings Limited, Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P. entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at the Issuer’s shareholders’ general meetings and the Issuer’s board meetings, (ii) recognize the controlling position of FHP Holdings Limited; and (iii) act in concert in accordance with FHP Holdings Limited’s opinions in respect of the daily operations and management and the major decision-making of the Issuer.
(3) Calculated based on 457,743,530 ordinary shares issued and outstanding as of December 31, 2022 as provided by the Issuer.

Item 1(a).	Name of Issuer:
Genetron Holdings Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1-2/F, Building 11, Zone 1, No.8 Life Science Parkway Changping District, Beijing, 102206 People’s Republic of China
Item 2(a).	Name of Person Filing:
Sizhen Wang
FHP Holdings Limited
(collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Sizhen Wang
1-2/F, Building 11, Zone 1, No.8 Life Science Parkway Changping District, Beijing, 102206 People’s Republic of China
FHP Holdings Limited
Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands
Item 2(c).	Citizenship:
Sizhen Wang: People’s Republic of China
FHP Holdings Limited: British Virgin Islands
Item 2(d).	Title of Class of Securities:
Ordinary shares, par value US$0.00002 per share
Item 2(e).	CUSIP Number:
CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, each ADS represent five ordinary shares, par value US$0.00002 per share.
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4.	Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023
Sizhen Wang

By:	/s/ Sizhen Wang
Name: Sizhen Wang

FHP Holdings Limited

By:	/s/ Sizhen Wang
Name: Sizhen Wang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description
1*	Joint Filing Agreement by and between the Reporting Persons, dated as of February 12, 2021
*	Previously Filed